Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)

    Cinergy Corp., a registered holding company ("Cinergy"), 139 East Fourth Street, Cincinnati, Ohio 45202, has filed a post-effective amendment under sections 9(a)(1), 9(c)(3), 10(c)(1) and 11(b)(1) of the Act and rules 40(a)(5), 54 and 58 thereunder to its application-declaration in File No. 70-8427.

    By order dated October 21, 1994 in said file (Release No. 35-26146)("Merger Order"), the Commission authorized a proposed business combination and related transactions between The Cincinnati Gas & Electric Company, an Ohio gas and electric utility company and exempt holding company ("CG&E"), and PSI Resources, Inc., an Indiana exempt holding company ("PSI"), resulting in Cinergy's creation as a new registered holding company. The Merger Order reserved jurisdiction over Cinergy's retention of the gas utility properties of CG&E and the nonutility interests of CG&E and PSI for a three-year period expiring October 21, 1997.

    Cinergy now requests, first, an order extending until October 21, 1998 the pending reservation of jurisdiction over Cinergy's ownership of the gas properties of CG&E, by which date Cinergy will file a further post-effective amendment addressing that matter on the merits. The extension in the pending reservation of jurisdiction would also apply to the ultimate retainability of KO Transmission Company, a gas pipeline subsidiary of CG&E.

    Second, with regard to the pending reservation of jurisdiction over the 1994 CG&E and PSI nonutility interests, Cinergy notes as a preliminary matter that events since the Merger Order - in particular, adoption of rule 58 under the Act/1/ and various sales or dispositions by Cinergy of nonutility companies/2/ - have partially resolved this question, obviating the need for Commission authorization to retain certain of the interests.

    Concerning the remainder of the nonutility interests (the
"Residual Interests"), Cinergy now requests in each case (other than that of KO) that the Commission release its reservation of jurisdiction and issue an appropriate order authorizing Cinergy's retention thereof. Specifically, Cinergy requests authorization to retain (1) Tri-State Improvement Company, a subsidiary of CG&E that is devoted to acquiring and holding property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries; (2) Enertech Associates, Inc. (formerly Enertech Associates International, Inc.), a presently inactive company involved in litigation that is a subsidiary of Cinergy Investments, Inc. ("Cinergy Investments"), a direct subsidiary of Cinergy that holds many of Cinergy's nonutility interests; (3) certain "good citizen" limited partnership investments held by CG&E (namely, (i) North Rhine I Limited Partnership, (ii) North Rhine II Limited Partnership and (iii) Franciscan Homes II Limited Partnership, each formed to invest in affordable housing within CG&E's service territory, and (iv) Blue Chip Capital Fund and (v) Blue Chip Opportunity Fund, each formed to invest in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries); (4) South Construction Company, Inc., a subsidiary of Cinergy's Indiana electric utility subsidiary, PSI Energy, Inc. ("PSI Energy"), devoted to holding legal title to interests in real estate not used and useful in the conduct of the utility business of PSI Energy or having some defect in title unacceptable to PSI Energy; (5) PSI Power Resource Development, Inc., presently inactive and a subsidiary of Cinergy Investments; (6) Cinergy International, Inc. (formerly PSI International, Inc.), presently inactive and a subsidiary of Cinergy Investments; (7) PSI Sunnyside, Inc., presently inactive and a subsidiary of Cinergy Investments; (8) Cinergy Technology, Inc. (formerly PSI Environmental Corp.), a subsidiary of Cinergy Investments that is dedicated primarily to commercializing electrotechnologies and is party to several telecommunications contracts in the process of being transferred to an "exempt telecommunications company" (as such term is defined in the Telecommunications Act of 1996, "ETC") affiliate; (9) PSI T&D International, Inc., presently inactive and a subsidiary of Cinergy Investments; (10) PSI Yacyreta, Inc., presently inactive and a subsidiary of PSI T&D International, Inc.; and (11) certain "good citizen" limited partnership investments held by PSI Energy (namely, (i) Cambridge Ventures, L.P. and (ii) CID Equity Partners (comprised of three constituent partnerships), each formed to invest in start-up Indiana or midwestern companies, and (iii) Circle Centre Partners L. P., formed to help finance and to invest in the Circle Centre retail shopping mall located in downtown Indianapolis, Indiana). Cinergy requests authorization also to make further limited partnership investments aggregating $620,000 in two of the funds just described. The inactive companies described above Cinergy proposes to retain subject to the terms of an "Activation Commitment" described below.

    Cinergy represents that it will not seek recovery through higher rates to Cinergy system utility customers to compensate Cinergy for any losses or inadequate returns it may experience on capital invested in the Residual Interests.

    With respect to those of the Residual Interests that are presently inactive, Cinergy will not "activate" any such company, in the absence of further express Commission authorization, except in the event Cinergy determines to utilize any such company as either (a) an ETC, (b) a rule 58 company, (c) a "Special Purpose Subsidiary" - i.e., a company dedicated, directly or indirectly, and exclusively, to the business of acquiring and holding the securities of, or providing services to, exempt wholesale generators (each, an "EWG") and foreign utility companies (each, a "FUCO") as contemplated by, and subject to the restrictions of, the Commission's orders dated May 8, 1996 and September 21, 1995 in File No. 70-8589 (Release Nos. 35-26486 and 35-26367,respectively); or (d) a direct or indirect subsidiary of Cinergy Solutions, Inc., a Delaware corporation ("Solutions"), to engage in any of the activities that the Commission in its February 7, 1997 order in File No.70-8933 (Release No. 35-26662) authorized Solutions to engage in, either directly or indirectly through one or more subsidiaries created from time to time. Cinergy refers to the foregoing undertaking as the "Activation Commitment."

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                            ENDNOTES

/1/ Cinergy states that the following subsidiaries are all energy-related companies as defined in rule 58: (1) Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), (2) Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.), and (3)
Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations, Inc.).

/2/ Cinergy states that since the Merger Order the following nonutility companies have been sold or dissolved or are in the process of dissolution:(1) the subsidiary companies of Enertech Associates, Inc. (formerly Enertech Associates International, Inc.) - namely, Beheer-En
Beleggingsmaatschappij Bruwabel B.V., a Dutch company, and its two    Czech
subsidiaries, Power Development s.r.o. and Power International   s.r.o.,
(2) CGE ECK, Inc. and its Czech subsidiary, ECK s.r.o., (3) CGE Corp., (4) PSI Recycling, Inc., (5) Power Equipment Supply Company, (6) PSI Investments, Inc. and (7) Energy Services Inc. of Buenos Aires.